Exhibit 99.1

Mercurity Fintech Holding Inc. Announced Third Private Investment in Public Equity Financing of $5 Million.

New York, -- Mercurity Fintech Holding Inc. (the “Company,” “we,” “us,” “our company,” or “MFH”) (Nasdaq: MFH), a digital fintech group powered by blockchain technology, today announced that on December 23, 2022, in connection with its private investment in public equity financing (the “PIPE”), it entered into a Securities Purchase Agreement (the “SPA”) with an accredited non-U.S. investor to offer and sell the Company’s units, each consisting of one ordinary share and three Warrants (each, a “Warrant” and collectively, the “Warrants”) for total gross proceeds of $5 million (the “Proceeds”). The closing of this third PIPE financing together with the consummation of the first and second PIPE financing would yield total gross proceeds of $13.15 million invested in the Company’s shares and warrants by third parties in the second half of 2022. The Company expects to use the net proceeds from the three rounds of PIPE financing to develop its Web3 and blockchain infrastructure, expand its consultation services, and pursue the licensure for cryptocurrency (“BitLicense”) from New York State Department of Financial Services although the Company cannot provide any assurance on actually obtaining the “BitLicense” in the near future or at all.

Pursuant to the SPA, the Company shall issue an aggregate of 4,545,454,546 units at a purchase price of $0.00110 per unit for total gross proceeds of approximately $5,000,000. Each unit shall consist of one ordinary share and three Warrants, with each Warrant entitling the investor to purchase one ordinary share at the exercise price of $1/360th per ordinary share subject to certain adjustments and conditions set forth therein. The warrants shall have a term of three years from the issuance date.

The securities described above were sold in a private placement and have not been registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration with the Securities and Exchange Commission (the “SEC”) or an applicable exemption from such registration requirements.

“It took hundreds of years to build Wall Street, but with crypto everything is accelerated. Despite the fluctuation of capital markets, we plan to dedicate three years in building the Web3 and blockchain infrastructure, and we believe that we will prosper from our business model and steadfast devotion to this exciting and ever-expanding space,” said Shi Qiu, the Company’s Chief Executive Officer. “We are proud to announce this most recent PIPE financing together with the consummation of the first two rounds of PIPE financing totaling $13.15 million in the second half of 2022. We would like to thank our investors for sharing our vision of the future and supporting our company by giving us the responsibility of building it. In early 2023, the Company plans to release a detailed growth strategy to the public to outline the Company’s strategic vision for the next three years.”

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Mercurity Fintech Holding Inc. Limited

Mercurity Fintech Holding Inc. is a digital fintech group powered by blockchain technology. The Company’s primary business scope includes digital asset trading, asset digitization, cross-border remittance and other services, providing compliant, professional, and highly efficient digital financial services to its customers. The Company recently began to narrow in on Bitcoin mining, digital currency investment and trading, and other related fields. This shift has enabled the company to deepen its involvement in all aspects of the blockchain industry, from production to circulation.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

For more information, please contact:

International Elite Capital Inc.
Vicky Chueng

Tel: +1(646) 866-7989
Email: mfhfintech@iecapitalusa.com